Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

12g-3-2(b) Exemption
File N°.82-34953

[redacted]

08004014

23rd July 2008

SUPPL

Dear Sir or Madam,

Enclosed is information Ipsen:

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g-3-2 of the Securities Exchange Act of 1934; as amended (the ***Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that Ipsen is subject to the Exchange Act.

Yours sincerely,

p/o Claire Giraut
Executive Vice President,
Chief Financial Officer

7/30

IPSEN
Innovation for patient care

Ipsen continues the acquisition process of Tercica so as to establish its global presence in endocrinology

- **Subscription of additional shares of Tercica**
- **Conversion of its notes**
- **Exercise of its warrant**
- **Ipsen now holds 42.6% of Tercica**

Paris (France), 23 July 2008 - Ipsen (Euronext: FR0010259150; IPN) announced today that on 22 July 2008 it subscribed for additional shares of common stock of Tercica Inc. (NASDAQ:TRCA) and exercised in full the warrant issued by Tercica in October 2006, and converted in full the convertible notes, issued by Tercica in October 2006 and September 2007.

In connection with Tercica's issuance of 590,580 shares of its common stock to Genentech, Inc. on 11 July 2008, pursuant to a Common Stock Purchase Agreement between Tercica and Genentech, Inc. dated 6 July 2007, Tercica issued 410,831 shares of its common stock to Ipsen pursuant to the terms of the Common Stock Purchase Agreement entered into between Tercica and Ipsen for an aggregate purchase price of approximately $3.66 million, at a price per share of $8.92 (being the consolidated closing bid price of Tercica's common stock on 21 July 2008, as reported on NASDAQ).

Moreover, as previously announced on 6 June 2008, on 22 July 2008 Ipsen exercised its outstanding Tercica warrant, in full, resulting in the issuance of 4,948,795 shares of Tercica common stock, at a price per share of $7.41, for an aggregate cash exercise price of approximately $36.67 million. On 22 July 2008, Ipsen also converted its outstanding Tercica convertible notes, in full, resulting in an issuance of 10,774,806 shares of Tercica common stock.

As a result of the exercise of the Tercica warrant, conversion of the Tercica convertible notes and Ipsen's subscription for additional shares, the Ipsen Group now owns approximately 42.6% of the outstanding Tercica common stock assuming no further exercise of stock options.

According to Jean-Luc Bélingard, Chairman and CEO of the Ipsen Group, "Within the context of Ipsen's strategic development in North America, which has the objective of accelerating sales growth from 2009 onwards, these transactions constitute a new milestone in the acquisition process of Tercica".

Important Information:
Regulatory and administrative steps are in progress. In connection with the merger transaction, Tercica has filed a preliminary proxy statement with the Securities and Exchange Commission and in due course will mail the definitive proxy statement to Tercica stockholders in connection with a special meeting of Tercica stockholders to seek approval for the merger transaction. The exact timing of completion of the merger transaction is dependent on the review and clearance of the proxy statement with the Securities and Exchange Commission, other necessary filings and approval by

Tercica stockholders. Tercica stockholders are urged to read the definitive proxy statement in full when it becomes available because it will contain important information regarding the merger transaction. Copies of the definitive proxy statement, as well as other filings containing information about Ipsen, its subsidiaries and Tercica, will be made available in due course, without charge, at the internet site of the Securities and Exchange Commission (www.sec.gov). The definitive proxy statement and such other documents may also be obtained for free from the Investors section of the Tercica's internet site (www.tercica.com) or by directing a request to Tercica at: 2000 Sierra Point Parkway, Suite 400, Brisbane, CA 94005, Attention: Investors Relations.

Participants in the Solicitation:
Tercica, Ipsen and their respective directors, executive officers, affiliates and other person may be deemed to be participants in the solicitation of proxies in respect of the proposed merger transaction. Information regarding Ipsen's directors and executive officers is available in Ipsen's Registration Document filed with the *Autorité des Marchés Financiers (France)* and available on its website (www.ipsen.com). Information regarding Tercica's directors and executive officers is available in Tercica's Form 10-K for the year ended 31 December 2007, which was filed with the Securities and Exchange Commission on 29 February 2008, and Tercica's definitive proxy statement filed in connection with its Annual Meeting of Stockholders held on May 20, 2008. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement, the Schedule 13E-3 transaction statement and other relevant materials filed with the Securities and Exchange Commission. This press release will be filed with the Securities and Exchange Commission pursuant to the requirements of U.S. securities laws.

About Ipsen

Ipsen is an innovation-driven international specialty pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. Its development strategy is based on a combination of specialty products, which are growth drivers, in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders), and primary care products which contribute significantly to its research financing. The location of its four Research & Development centres (Paris, Boston, Barcelona, London) and its peptide and protein engineering platform give the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. More than 700 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. This strategy is also supported by an active policy of partnerships. In 2007, Research and Development expenditure was about €185 million, in excess of 20% of consolidated sales, which amounted to €920.5 million while total revenues amounted to €993.8 million. Ipsen's shares are traded on Segment A of Euronext Paris (stock code: IPN, ISIN code: FR0010259150). Ipsen's shares are eligible to the "Service de Règlement Différé" ("SRD") and the Group is part of the SBF 120 index. For more information on Ipsen, visit our website at www.ipsen.com.

Ipsen Forward-looking statements
The forward-looking statements and targets contained herein are based on Ipsen's management's current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein. Moreover, the Research and Development process involves several stages at each of which there is a substantial risk that the Group will fail to achieve its objectives and be forced to abandon its efforts in respect of a product in which it has invested significant sums. Therefore, the Group cannot be certain that favourable results obtained during pre-clinical trials will be confirmed subsequently during clinical trials, or that the results of clinical trials will be sufficient to demonstrate the safe and effective nature of the product concerned, or that the regulatory authorities will be satisfied with the data and information provided by the Company. Ipsen expressly disclaims any obligation or undertaking to update or revise any forward looking statements, targets or estimates contained in this

press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based, unless so required by applicable law. Ipsen's business is subject to the risk factors outlined in its information documents filed with the French Autorité des Marchés Financiers.

For further information:

Didier Véron
Director of Public Affairs and Corporate Communications
Tel.: +33 (0)1 44 30 42 38
Fax: +33 (0)1 44 30 42 04
E-mail: didier.veron@ipsen.com

David Schilansky
Investor Relations Officer
Tel.: +33 (0)1 44 30 43 31
Fax: +33 (0)1 44 30 43 21
E-mail: david.schilansky@ipsen.com

END